Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company's Commission File No.:  1-13647

In connection with the merger of Dollar Thrifty Automotive Group, Inc. ("Dollar Thrifty") with a wholly-owned subsidiary of Hertz Global Holdings, Inc., the following email was sent on behalf of Scott Thompson to employees of Dollar Thrifty on April 26, 2010.

We have known for a long time that we are custodians of two of the greatest brands in the car rental industry.  We received confirmation of this with one of the largest rental car companies, Hertz, announcing this morning that they have reached an agreement to acquire Dollar Thrifty Automotive Group, Inc.

Frankly, given our dramatic recovery over the course of the last 18 months, it was impossible not to capture the attention of an industry giant.  Last night, our company’s board of directors voted to recommend to shareholders that they accept Hertz’s unsolicited offer as they determined it is in the best interest of the our shareholders.

So what does that mean?

As most of you know, over the last five years or so there have been many rumors of consolidation in the rental car industry. Not surprisingly, Dollar Thrifty has been approached many times about a potential combination. We are not for sale, but as I have told you in the past, our Board of Directors is legally obligated to do what is in the best interest of the Company and its shareholders.  Last Wednesday morning, Hertz made an unsolicited proposal to us and during the course of the week, we and they agreed on a transaction that our Board is recommending to our shareholders for approval.

Hertz is a much larger company and merging with them will result in a stronger and more stable combined company which will provide opportunities for shareholders and employees.

Hertz’s intention is to position Dollar and Thrifty between Hertz and Advantage, enabling the combined companies to compete even more effectively against other multi-brand competitors.  The transaction also supports the expansion plans of Hertz internationally – particularly their European leisure strategy.  Hertz expects to continue to operate both the Dollar and Thrifty brands, which have market strengths separate and apart from their own.

The first thing you should know is that certain things have to happen before there can be a transaction.  If both items below are not completed successfully there can not be a transaction:

1.	Our shareholders must approve the proposed transaction.

2.	Regulatory authorities must approve the proposed transaction. Given the nature of our industry, this could take from 6 months to a year. Hertz is targeting to have it approved by year end.

There is no assurance that this transaction can be completed as the required approvals may not be obtained. In addition, the process allows for other offers.

What all this means is for a period of time there will be some uncertainty as to what our future path looks like.  For that I am truly sorry.

I don’t expect anything to change during this period of uncertainty in the way we operate.

We will be working with Hertz to develop a long term integration plan that would be implemented if the proposed transaction is approved by all parties.

Your leadership team is in place and it will be business as normal.  You should expect during this period of uncertainty that we will continue to compete aggressively in the marketplace against all of the players in the industry. As previously communicated, raises and promotions are expected in the fourth quarter and you should know we are performing way ahead of our financial goals for 2010. We will continue to make investments in the business and stay focused on our customers.

Attached is a copy of the official press release that went out early this morning.  I apologize if you heard this on the news before you got to work this morning.  The very nature of sensitive announcements like this is that we have to be careful in the timing to avoid any issues with the Securities and Exchange Commission.

This will be a difficult period.  Although I cannot currently answer all of your questions about what will happen in the future or how this might impact you, I will keep you informed as the situation develops.

Scott

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Hertz will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Dollar Thrifty that also constitutes a prospectus of Hertz.  Hertz and Dollar Thrifty also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of Dollar Thrifty.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and Dollar Thrifty, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Hertz, Dollar Thrifty, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in connection with the proposed transaction.  Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010.  Information about the directors and executive officers of Dollar Thrifty will be set forth in its proxy statement for its 2010 annual meeting of stockholders, which will be filed pursuant to Regulation 14A promulgated by the SEC not later than April 27, 2010.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.